3/1/07

AB* 5/9

SECURITIES AND EXCHANGE COMMISSION



07006409

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calyon Financial Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young.

(Name – *if individual, state last, first, middle name*)

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VA 5/9

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Report of Independent Auditors

The Board of Directors and Stockholder
Calyon Financial Inc.

We have audited the accompanying consolidated statement of financial condition of Calyon Financial Inc. (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calyon Financial Inc. at December 31, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the financial statements, beginning retained earnings at January 1, 2006, has been restated.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by the Securities and Exchange Commission and the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 23, 2007

Calyon Financial Inc.

Consolidated Statement of Financial Condition

December 31, 2006
(In Thousands of Dollars)

Assets	
Cash and cash equivalents	$ 620,530
Margin and security deposits with exchanges and clearing organizations:	
Cash	78,311
Securities purchased under agreements to resell	61,194
Receivable from:	
Brokers and dealers	3,340,765
Customers	118,089
Exchanges and clearing organizations	25,001
Securities owned:	
Commercial paper	3,612,885
Short-term negotiable CDs	1,832,998
Corporate bonds	83,472
Stock in exchanges	14,580
Securities purchased under agreements to resell	1,264,716
Memberships and stock in exchanges (market value $131,519)	11,933
Fixed assets and computer software, net of accumulated depreciation and amortization of $40,207	28,870
Other assets	34,368
Total assets	$ 11,127,712
Liabilities and stockholder's equity	
Payable to:	
Customers	$ 9,801,969
Brokers and dealers	338,432
Exchanges and clearing organizations	48,438
Accounts payable and accrued liabilities	133,117
	10,321,956
Liabilities subordinated to claims of general creditors	660,000
Stockholder's equity:	
Common stock, $0.01 par value; 1,010 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	71,653
Retained earnings	74,102
	145,756
Total liabilities and stockholder's equity	$ 11,127,712

See accompanying notes.

END